Exhibit 2.12

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this “Agreement”) is made and entered into as of August 22, 2025, by and between Medsphere Systems Corporation, a Delaware corporation (“Assignor”), and CareCloud Holdings, Inc, a Delaware corporation (“Assignee”).

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in that certain Asset Purchase Agreement, dated as of August 22, 2025, by and between Assignor and Assignee (the “Purchase Agreement”).

RECITALS

WHEREAS, pursuant to the Purchase Agreement, Assignor has agreed to sell, assign, transfer, convey, and deliver to Assignee, and Assignee has agreed to purchase and accept from Assignor, certain assets of Assignor, including the Assigned Contracts (as defined in the Purchase Agreement); and

WHEREAS, the parties desire to execute this Agreement to effectuate the assignment of the Assigned Contracts and the assumption of certain liabilities, in accordance with the terms and subject to the conditions set forth in the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations, warranties, and agreements contained in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Assignment of Contracts: Pursuant to Section 2.01(a) of the Purchase Agreement and the terms thereof, Assignor hereby sells, assigns, transfers, conveys, and delivers to Assignee all of Assignor’s right, title, and interest in, to, and under the contracts identified on Schedule A attached hereto and incorporated herein by reference (the “Assigned Contracts”).

2.	Assumption of Liabilities: Assignee hereby accepts the foregoing assignment and, pursuant to Section 2.03 of the Purchase Agreement, assumes and agrees to pay, perform, and discharge all Assumed Liabilities (as defined in the Purchase Agreement), including those arising under or relating to the Assigned Contracts that arise and accrue after the Closing Date, as set forth in Schedule B attached hereto and incorporated herein by reference.

3.	Retained Liabilities: Assignor retains, and Assignee does not assume, any and all Excluded Liabilities, including but not limited to those described in Section 2.04 of the Purchase Agreement, and any obligations or liabilities arising under the Assigned Contracts prior to the Closing Date, except to the extent expressly included within the Assumed Liabilities.

4.	No Third-Party Beneficiaries: Nothing in this Agreement shall be construed to create any rights or remedies in any person or entity not a party to this Agreement; provided, that notwithstanding the foregoing or any other provision hereof to the contrary, Assignor’s Lender is a third-party beneficiary of the provisions hereof and of the Purchase Agreement in which Assignor’s Lender is referenced. The assumption by Assignee of the Assumed Liabilities is not intended to, and shall not, expand the rights of third parties against either party beyond those rights such third parties would have had absent this Agreement.

5.	No Novation: This Agreement shall not be construed as a novation of any Assigned Contract, and Assignee does not assume any obligation or liability requiring the consent of any third party, unless and until such consent is obtained. Assignor and Assignee shall cooperate in obtaining any such consents where necessary as set forth in Section 2.09 of the Purchase Agreement.

6.	Relationship to Purchase Agreement: Assignor and Assignee acknowledge that this Agreement is delivered pursuant to the Purchase Agreement and is subject in all respects to the terms and conditions of the Purchase Agreement. All of the provisions of the Purchase Agreement (including Assignor’s representations, warranties, covenants and agreements relating to the Purchased Assets including the Assigned Contracts) are hereby incorporated by reference. (For avoidance of doubt, Assignee’s remedies, under this Agreement, for any breach of the representations and warranties set forth in the Purchase Agreement, as incorporated herein by reference, are strictly limited as set forth in the Purchase Agreement, and all limitations on Assignee’s remedies, as well as all other provisions regarding the parties’ liabilities to each other, as set forth in the Purchase Agreement, are incorporated herein by reference.). Nothing in this Agreement shall be construed to modify, limit, or expand any party’s rights, obligations or liabilities as set forth in the Purchase Agreement. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Purchase Agreement, the terms of the Purchase Agreement shall control and prevail.

7.	Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to conflict of law principles. Any legal suit, action or proceeding arising out of or based upon this Agreement may be instituted in the courts of the State of New Jersey in each case located in the County of Somerset, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding, as set forth in the Purchase Agreement.

8.	Severability: If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the remaining provisions hereof, which shall remain in full force and effect.

9.	Counterparts: This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Signatures delivered via email or other electronic means shall be valid and enforceable for all purposes.

10.	Further Assurances: Each of the parties hereto shall execute and deliver, at the reasonable request of the other party hereto, and at Buyer’s expense, such additional documents, instruments, conveyances and assurances and take such further actions as such other party may reasonably request to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ASSIGNOR:		ASSIGNEE:

Medsphere Systems Corporation		CareCloud Holdings, Inc

By:	/s/ Robert Hendricks	By:	/s/ Norman S. Roth
Name:	Robert Hendricks	Name:	Norman S. Roth
Title:	Chief Executive Officer	Title:	Interim Chief Financial Officer